EXHIBIT 99.22
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    REPORT IN RESPECT OF VOTING RESULTS PURSUANT TO SECTION 11.3 OF NATIONAL
    INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

In respect of the Annual and Special Meeting of holders of trust units of Advantage Energy Income Fund (the "Trust") held April 27, 2005 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

      -----------------------------------------------------------------------------------------------------------------
      DESCRIPTION OF MATTER                                                                      OUTCOME OF VOTE
-----------------------------------------------------------------------------------------------------------------------
1.    Ordinary resolution appointing  Computershare Trust Company of Canada as trustee of      Resolution approved
      the Trust to hold office until the end of the next annual meeting
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2.    Ordinary  resolution  approving  the election of six (6)  nominees to be elected to      Resolution approved
      serve as six (6) of the  eight (8)  directors of  Advantage  Oil & Gas Ltd. for the ensuing  year,  or  until  their  successors  are duly  elected  or  appointed,  as described  in the  information  circular  of the  Trust  dated  March 1,  2005 (the
      "Information Circular")
-----------------------------------------------------------------------------------------------------------------------
3.    Ordinary resolution  approving the appointment of KPMG, LLP, Chartered  Accountants      Resolution approved
      as  auditors  of the  Trust  to hold  office  until  the  next  annual  meeting  of shareholders and to authorize the directors to fix their remuneration as such
-----------------------------------------------------------------------------------------------------------------------
4.    Special  resolution  approving  amendments  to  the  Trust  Indenture  (the  "Trust      Special Resolution
      Indenture Amendment  Resolution") as more particularly described in the Information      approved
      Circular
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5.    Ordinary  resolution  approving  the  reservation  and  issuance of up to 1,500,000      Resolution approved
      trust  units  to or as  directed  by  Advantage  Investment  Management  Ltd.  (the
      "Manager")  as payment (in lieu of cash) of the annual  performance  fee payable to the Manager, as more particularly described in the Information Circular
-----------------------------------------------------------------------------------------------------------------------

The resolutions to approve the matters outlined in numbers 4 and 5 noted above were conducted by way of ballot. Attached to this report is a report of Computershare Trust Company of Canada, the scrutineers of the Meeting, in respect of each of these ballots.

Dated at Calgary, Alberta this 27th day of April, 2005.

ADVANTAGE ENERGY INCOME FUND


Per:  /s/ Jay P. Reid
      -------------------------
      JAY P. REID
      Corporate Secretary